EXHIBIT 8.1

The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Elbit Vision Systems US, Inc. ‡	Delaware
Elbit Vision Systems B.V. ‡	Holland
Yuravision Co. Ltd.*	South Korea
IRT ScanMaster Systems Inc.	United States
ScanMaster Systems (IRT) Ltd. ‡	Israel
Panoptes Ltd. ‡	Israel

‡ Wholly-owned
* We hold 51.11% of the issued and outstanding share capital of Yuravision, and have a legal obligation to purchase an additional 18.8% from Yuravision’s former shareholders.